FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 2549	OMB APPROVAL OMB Number 3235-0104 Expires: December 31, 2005 Estimated average burden hours per response. . . . 0.5
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holdings Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Response)
1. Name and Address of Reporting Person* KKR-KLC L.L.C. (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol KinderCare Learning Centers, Inc. ("KDCR")
c/o Kohlberg Kravis Roberts & Co., LLP 9 West 57th Street, Suite 4200 (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ X ] 10% Owner [ ] Officer (give title below) [ ] Other (specify below) [_________________________]
New York, NY 10019 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2 Date of Event Requiring Statement (Month/Day/Year) 2/7/03	7. Individual or Joint/Group Filing (Check Applicable Line) [ X ] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01 per share	15,454,210	I	(1)

(1) The reported shares are directly held by KLC Associates, L.P. ("KLC"). KKR-KLC L.L.C. is the sole general partner of KKR Associates (KLC) L.P., which is the sole general partner of KLC. Thus, the Reporting Person may be deemed, for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of shares of common stock, par value $.01 per share, of the Issuer (the "Issuer Common Stock"). However, pursuant to Rule 16a-1(2) promulgated under the Act, the Reporting Person disclaims that it is the beneficial owner of such Issuer Common Stock, except to the extent of its pecuniary interest in such Issuer Common Stock.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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Form 3 (continued)
Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	KKR-KLC, L.L.C. By: /s/ WILLIAM J. JANETSCHEK ** Signature of Reporting Person William J. Janetschek, attorney-in-fact for Perry Golkin	February 7, 2003 Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY
Know all men by these presents that Perry Golkin does hereby make, constitute and appoint William J. Janetschek and Richard J. Kreider, or either one of them, as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned's individual capacity and as a member of any limited liability company or limited partnership for which the undersigned is otherwise authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange Commission with respect to any investments of KKR Associates, L.P., KKR Associates 1996 L.P., KKR 1996 G.P. L.L.C., KKR Associates II (1996) Limited Partnership, KKR 1996 Overseas, Limited, KKR Associates (Strata) L.P., Strata L.L.C., KKR Associates (KLC) L.P., KKR-KLC, L.L.C., KKR Associates (NXS) L.P., KKR-NXS, L.L.C., KKR Associates Europe, Limited Partnership, KKR Europe Limited, KKR Associates Millenium L.P. and KKR Millenium G.P. L.L.C. (including any amendments or supplements to any reports, forms or schedules previously filed by such persons or entities): (i) pursuant to Section 13(d) and 16(a) of the Securities Act of 1934, as amended (the "Act"), including without limitation, Schedule 13D, Schedule 14G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.
/s/ PERRY GOLKIN Name: Perry Golkin
February 28, 2002 Date